Exhibit 99.2

LITHIUM AMERICAS MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2021

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), prepared as of August 4, 2021, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the six months ended June 30, 2021 (“first half 2021 financial statements”), and the audited consolidated financial statements and notes thereto for the year ended December 31, 2020 (“2020 annual financial statements”). Refer to Notes 2 and 3 of the first half 2021 financial statements and Notes 2 and 3 of the 2020 annual financial statements for disclosure of the Company’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward-looking statements,” and readers should read the cautionary note contained in the section entitled “Forward-Looking Statements” of this MD&A regarding such forward-looking statements.

OUR BUSINESS

Lithium Americas Corp. is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Caucharí-Olaroz project (“Caucharí-Olaroz”), located in Jujuy Province of Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA.  Caucharí-Olaroz is a lithium brine project and is owned by a legal entity in Argentina, Minera Exar S.A. (“Minera Exar”). Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is wholly owned by the Company’s subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly owned subsidiary, Lithium Nevada. In Argentina and the Netherlands, the Company operates through equity investees Minera Exar and Exar Capital B.V. respectively, which are governed by a shareholders’ agreement between the Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”) (together the “Caucharí Partners”) that provides Ganfeng with 51% and the Company with 49% interest. The Caucharí Partners collectively own 91.5% of Minera Exar (Caucharí-Olaroz) and 100% of Exar Capital B.V. (a Netherlands entity that provides funding to Minera Exar). Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

HIGHLIGHTS

Project development and operations

Caucharí-Olaroz

•	Construction activities at Caucharí-Olaroz remain on track to achieve first production by mid-2022 on the initial 40,000 tonnes per annum (“tpa”) operation.
•	As of June 30, 2021, capital expenditures committed were $545 million (85% of the $641 million budget), of which $471 million (73% of the budget) has been spent.
o	The Company’s share of the remaining capital expenditure is expected to be fully funded from available credit.
•	Over 1,200 workers are on site, with over 60% of the total workforce having received at least their first dose of the COVID-19 vaccine.
•	Evaporation ponds are on track to begin liming in the second half of 2021, with sufficient brine inventory to support production ramp up.
•	With all major equipment on site, focus is on construction of the chemical and processing plants:
o	Solid-liquid separation plant is over 73% complete.
o	Solvent extraction (SX) plant is 65% complete.
o	Potassium chloride (KCl) plant is over 67% complete.
•

In May, the Company announced in partnership with Ganfeng, the approval to commence development planning for a second stage expansion of at least an additional 20,000 tpa of lithium carbonate equivalent (“LCE”).

Thacker Pass

•	Results of a Feasibility Study on the first phase of Thacker Pass (for at least 30,000-35,000 tpa of lithium carbonate) (“Phase 1”) are expected by year end.
•	Engineering is underway to consider a 20,000 tpa lithium hydroxide chemical conversion plant, to provide flexibility to meet potential customer and partner needs.
•	The Company continues to evaluate partnership and financing opportunities for Thacker Pass to advance and de-risk the project.
•	The process testing facility in Reno, Nevada, continues to operate with enhanced COVID-19 protocols in place and has produced over 30,000 kg of lithium sulphate solution.
•

In February 2021, claims were filed against the Bureau of Land Management (“BLM”) to appeal the issuance of a Record of Decision (“ROD”) for Thacker Pass. The Company has been advised a final ruling is expected by January 2022.

•

Construction remains on target to begin in early 2022, following the receipt of remaining state permits and water right transfers, and resolution of the appeal (see Regulatory & Permitting section for additional details).

Corporate

•	As at June 30, 2021, the Company had $505 million in cash and cash equivalents.
•

As at June 30, 2021, the Company had $156 million in undrawn credit, with $124 million drawn from the $205 million senior credit facility and $25 million drawn from its $100 million unsecured, limited recourse, subordinated loan facility.

•	On June 10, 2021, Kelvin Dushnisky and Jinhee Magie joined the Company’s Board. Mr. Dushnisky previously served as the CEO and a member of the Board of Directors of AngloGold Ashanti Ltd. and as a

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

President and member of the Board of Barrick Gold Corp. Ms. Magie is currently the Chief Financial Officer and Senior Vice President of Lundin Mining Corporation.
•

In July 2021, the Company completed a strategic investment in Arena Minerals Inc. (TSX-V: AN) (“Arena Minerals”) of $5 million for an approximate 12.9% equity interest (14.6% on a fully diluted basis).

•	The Company engaged a consultant to provide an estimate of the carbon footprint and water impact for Thacker Pass and Caucharí-Olaroz.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

PROJECT PROGRESS IN Q2 2021

Caucharí-Olaroz, Jujuy Province, Argentina

FIGURE A
CEMENTING OF THICKENER

FIGURE B
SX PLANT

FIGURE A CEMENTING OF THICKENER FIGURE B SX PLANT

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

COVID-19

As of the date of this MD&A, mining and construction activities are permissible in the Province of Jujuy, subject to meeting certain health protocols and other requirements. National authorities have imposed several restrictions, particularly the closure of international borders. These restrictions and requirements continue to impact the team’s ability to resume full construction activities as they limit the ability of certain service providers and the workforce to travel to and from the site and the ability to use full construction camp capacity.

The vaccination campaign is progressing in the Province of Jujuy and in Argentina in general. To date, over 60% of our total workers have received their first vaccination.

Health and Safety

The Total Recordable Incident Frequency rate (“TRIFR”) for Caucharí-Olaroz for the six months ending June 30, 2021 was 4.52 per 200,000 hours worked.

Construction Progress

Evaporation Ponds and Production Wells

Earthworks for the 12 km2 of planned solar evaporation ponds are 100% complete, and liner installation is approximately 90% complete. Currently, there are 35 production wells drilled and four in progress. As of the date of this MD&A, approximately 16.5 million cubic meters (“m3”) of brine have been pumped into the ponds for initial evaporation and process testing. Liming of concentrated brine is anticipated to start in the second half of 2021.

Infrastructure

•	The access roads and platforms for the wells are 100% complete.
•	Construction of the warehouse buildings is 100% complete.
•	Gas pipeline construction is over 95% complete.
•	Lime plant construction was completed in Q1 2021 and piping work is more than 95% complete.
•	The 33 kV power line is more than 70% complete and the 13.2 kV distribution line is more than 94% complete.
•	Construction of the water pipeline is over 60% complete.

Lithium Carbonate Plant

•	Critical, long-lead-time equipment is currently under fabrication or has been delivered to site, reducing supply chain risks.
•	Solvent extraction SX plant, including equipment installation, is 65% complete.
•	Solid-liquid separation plant is over 73% complete. The filter presses were installed in early July.
•	Potassium chloride KCl plant is over 67% complete. The evaporator crystallizer vaporheads were installed in June.
•	The civil works contractors are at site working on the rest of the lithium carbonate plant (the dilution plant, purification, carbonation and substation).

Capital Expenditures

•	As of June 30, 2021, committed capital expenditures totaled $545 million or 85% of the capital expenditure budget of $641 million, of which $471 million has been spent or 73% of budget.

JEMSE Arrangement

On April 4, 2021, Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, completed the exercise of its right to acquire an 8.5% equity interest in Minera Exar. JEMSE will reimburse its $23.5 million pro rata (8.5%) share of the equity financing to fund construction of the Caucharí-Olaroz project to the Caucharí Partners (Lithium Americas and Ganfeng) through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods. In addition, JEMSE’s right to future dividends is subordinate to Minera Exar’s obligation to service its debt, including intercompany loan repayments and interest, used by the Caucharí Partners to finance construction.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

The Caucharí Partners are responsible for funding 100% of Caucharí-Olaroz construction costs and are to receive 100% of the output of Caucharí-Olaroz proportionate to their respective 49%/51% interests. All decisions with respect to the Caucharí-Olaroz project require approval of the Caucharí Partners.

Upon closing of the transaction, the Company recognized a long-term receivable from JEMSE of $5.8 million and a $4.7 million loss (refer to Note 5 of the Company’s first half 2021 financial statements).

Project Financing and Liquidity

As of June 30, 2021, the Company’s 49% share of the remaining capital is fully funded from $156 million of undrawn credit and loan facilities provided by Ganfeng and BCP Innovation Pte Ltd. See further details on the project financings in the section entitled “Liquidity and Capital Resources” below and in the above sections under “Our Business”, and “Highlights”.

Thacker Pass, Nevada, USA

COVID-19

The Company has abided by all state-wide COVID-19 restrictions and protocols. Our staff continue to work from Company offices or home in compliance with social distancing practices.

Regulatory & Permitting

On January 15, 2021, the BLM issued the ROD approving the proposed project and exploration plan for Thacker Pass. The total disturbance footprint for Thacker Pass under the ROD amounts to approximately 5,695 acres. Meanwhile the boundaries of Thacker Pass lands consist of 17,933 acres of land, encompassing both the project and exploration area.

In February 2021, several third parties commenced a proceeding against the BLM challenging the issuance of the ROD. If the claim is successful, the ROD may be declared invalid, which in turn may disrupt Thacker Pass. Potential sources of disruption may include, among other things, a delay in the project whereby BLM would complete additional procedural steps and potentially request modification of aspects of the proposed development approach underlying the ROD in order for the BLM to reissue the ROD. The Company believes that the federal permitting process was conducted thoroughly and completely by the BLM, and the BLM is defending its ROD decision with the Company supporting as intervenor in the proceedings. The final briefing in the case is scheduled to conclude in December 2021 and a final ruling is expected by early 2022.

As of the date of this MD&A, the cultural resources mitigation plan and State dam safety permit have been approved. Third parties have commenced a proceeding that challenges the cultural mitigation plan on the project. A request for a preliminary injunction to halt the approved pre-construction cultural mitigation plan covering an approximate half-acre area of land, was filed in connection with this process and was subsequently denied on July 23, 2021. On July 21, 2021, additional groups filed a petition to intervene, and a ruling is expected in late August 2021. The Company is awaiting results of these rulings before proceeding with the cultural mitigation plan activities. Construction remains on target to begin in early 2022, following the receipt of remaining state-level permits and water right transfers, and resolution of the appeal.

The Company filed for a Water Pollution Control Permit with the Nevada Department of Environment Protection. The Company anticipates that this permit will initially limit mining operations to areas lying above the regional water table. The Company contemplates that the expected Phase 1 will focus on extracting ore from a proposed ‘west-pit area’ that is near surface and above the water table. During the early stages of mining, additional studies will be performed on operational field conditions to determine the best water management options before mining extends below the water table. The Company expects that, as part of long-term mine planning, it will be most efficient from both an economic and environmental management perspective to extract ore from deeper sources and will accordingly seek formal state authorization of a final mitigation approach for mining below the water table.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

Community Engagement

Throughout the project definition and design process, the Company has regularly engaged with stakeholders. Through transparent engagement with the local community, the Company is now part of a Negotiating Work Group (‘Work Group”) along with selected members of the Thacker Pass Concerned Citizens Group (“TPCCG”). The purpose of the Work Group is to develop agreements supported by scientific data and community buy-in to guide the construction and operations of Thacker Pass. The Work Group focuses its discussions on identifying solutions that protect the safety and well-being of community members. The Work Group meets every two weeks, and the Company is committed to quickly resolving community issues and building constructive relations for years to come. Issues being addressed include air quality, water, environmental monitoring, traffic, community benefits, and other issues that are important to the community. A professional facilitator firm, Collaborative Decision Resources, is helping to ensure constructive and progressive dialogue continues with the Work Group.  Meetings with the broader community are also being held approximately monthly.

The Company, together with the members from the Fort McDermitt Paiute and Shoshone Tribe continue planning for an 80-hour BuildNV Core Construction training course. Graduates obtain an OSHA 10 safety card and receive certification from the National Center for Construction Education & Research (NCCER). The curriculum is set by the NCCER and taught by a Great Basin College certified instructor. The Company is committed to hiring locally to the greatest extent possible and providing the training required to provide employment opportunities to the local community.

The Company continues to engage with local tribal members to keep them informed of plans for the project, including employment and training opportunities that will be available prior to proposed construction and operations.

Financing and Partnership Strategy

The Company continues to evaluate partnership and financing opportunities for Thacker Pass to advance and de-risk the project.

SELECTED FINANCIAL INFORMATION

Quarterly Information

Selected consolidated financial information is presented as follows:

(in US$ millions)	2021		2020				2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Total assets	708.6	707.9	326.7	232.6	319.6	326.1	293.8	292.1
Property, plant and equipment	1.6	1.8	1.9	1.8	214.5	188.7	158.9	137.2
Working capital	499.4	512.8	141.7	69.4	39.8	70.6	73.6	102.8
Total liabilities	165.0	146.0	136.0	131.3	175.6	175.4	134.2	127.4
Expenses	(13.0)	(8.8)	(8.1)	(5.7)	(6.5)	(10.3)	(5.3)	(3.3)
Net (loss)/income for the period	(19.3)	(9.9)	(9.7)	(6.5)	(6.0)	(14.0)	(6.2)	69.0
Basic (loss)/income per common share	(0.16)	(0.09)	(0.10)	(0.07)	(0.07)	(0.16)	(0.07)	0.77

Notes:

1.	Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.
2.	Diluted income per share in Q3 2019 was $0.75. In other periods diluted loss per share equals basic loss per share.
3.	Working capital is the difference between current assets and current liabilities.

Changes in the Company’s total assets, working capital, liabilities and results were driven mainly by financings, transactions, increases in loans and contributions to Caucharí-Olaroz, expenses in the period and the Company’s share of results of Caucharí-Olaroz.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

In Q1 2021, total assets and working capital increased primarily due to the $377 million in net proceeds raised from the underwritten equity offering.

In Q4 2020, total assets and working capital increased primarily due to $97 million in net proceeds from an at-the-market equity program.

In Q3 2020, total assets, property, plant and equipment and liabilities decreased primarily as a result of derecognizing the Company’s 50% share of Minera Exar’s assets and liabilities and Exar Capital’s borrowings partially offset with $40 million in cash received upon repayment of loans as part of the transaction with Ganfeng which closed on August 26, 2020 (“2020 Caucharí Transaction”).

Net income in Q3 2019 is primarily a result of a gain on closing of the 2019 transaction with Ganfeng of $75 million.

Results of Operations – Net Income Analysis

Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020

The following table summarizes the key items that resulted in an increase in the loss for the six months ended June 30, 2021 (H1 2021) versus the six months ended June 30, 2020 (H1 2020), as well as certain offsetting items:

Financial results	Six Months Ended June 30,		Change
(in US$ million)	2021	2020
	$	$	$
Exploration expenditures	(13.5)	(9.7)	(3.8)
General and administrative	(4.9)	(3.6)	(1.3)
Equity compensation	(2.3)	(3.5)	1.2
Loss on JEMSE transaction	(4.7)	-	(4.7)
Share of loss of Caucharí-Olaroz project	(1.1)	-	(1.1)
Transaction costs	(0.1)	(0.7)	0.6
Foreign exchange gain/(loss)	0.2	(1.1)	1.3
Finance costs	(5.3)	-	(5.3)
Finance and other income	2.4	0.2	2.2
Income/(loss) from discontinued operations	0.1	(0.7)	0.8
Tax expense	-	(0.9)	0.9
Net Loss	(29.2)	(20.0)	(9.2)

Higher net loss in H1 2021 is primarily attributable to:

-	an increase in Thacker Pass exploration expenditures related to feasibility study preparation;
-	the loss on the JEMSE transaction;
-	an increase in general and administrative expenses;
-	increased finance costs (finance costs were capitalized in the comparative period and capitalization ceased upon closing the 2020 Caucharí Transaction in Q3 2020); and
-	share of loss on the Caucharí-Olaroz project (as the Company transitioned to equity accounting for the investment in the project upon closing the 2020 Caucharí Transaction in Q3 2020).

Higher expenses were partially offset by:

-	a decrease in equity compensation due to the timing of annual equity grants;
-	a decrease in transaction costs following closing of the 2020 Caucharí Transaction; and
-

a foreign exchange gain versus a loss in the comparative period due to a change in the functional currency of the Company from the Canadian dollar to the US dollar and higher finance income from interest on cash at bank and loans to Exar Capital.

Effective January 1, 2021, the functional currency of Lithium Americas changed from the Canadian dollar to the US dollar as a result of the significant US proceeds from equity offerings and increasing US dollar denominated expenditures. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

Expenses

Exploration expenditures for the six months ended June 30, 2021, of $13.5 million (2020 – $9.7 million) include expenditures incurred for the Thacker Pass project. The increase in the Company’s exploration expenditures is mostly due to higher feasibility study-related costs incurred during Q2 2021 and the timing of permitting and other expenditures on the project.

Equity compensation for the six months ended June 30, 2021 of $2.3 million (2020 - $3.5 million) is a non-cash expense and consists of $0.9 million (2020 - $2.6 million) fair market value of RSUs, and the $1.4 million (2020 - $0.9 million) fair value of PSUs vested during the period. Lower equity compensation during the six months ended June 30, 2021 was mainly due to the timing of grants – the 2019 annual equity compensation for management and directors was granted in Q1 2020 while the 2020 equity compensation was granted in Q4 2020.

Included in General and Administrative expenses during the six months ended June 30, 2021, of $4.9 million (2020 - $3.6 million) are:

-	Office and administrative expenses of $1.4 million (2020 - $0.6 million), which increased as a result of higher insurance costs due to tight insurance market conditions.
-

Professional fees of $1.2 million (2020 - $0.6 million) consisting mainly of legal fees of $0.2 million (2020 - $0.2 million), and consulting fees of $0.9 million (2020 - $0.3 million). The increase is due to the costs of professional consultants related to corporate strategy and other items.

-	Salaries and benefits of $1.6 million (2020 - $2.1 million) decreased mainly due to the timing and the amount of annual bonus payments in the periods.

Other Items

During the six months ended June 30, 2021, the Company recognized a foreign exchange gain of $0.2 million (2020 – loss of $1.1 million). The gain this year was a result of changing the functional currency for the parent entity from the Canadian dollar to the US dollar and the impact of a strengthening Canadian dollar relative to the US dollar on Canadian monetary balances.

Finance and other income during the six months ended June 30, 2021 was $2.4 million (2020 - $0.2 million) and includes mainly interest income on the Company’s loans to Exar Capital and cash and cash equivalents.

Three Months Ended June 30, 2021 Compared to the Three Months Ended June 30, 2020

The following table summarizes the key items that resulted in an increase in net loss for the three months ended June 30, 2021 (Q2 2021) versus the three months ended June 30, 2020 (Q2 2020), as well as certain offsetting items:

Financial results	Three Months Ended June 30,		Change
(in US$ million)	2021	2020
	$	$	$
Exploration expenditures	(8.8)	(4.3)	(4.5)
General and administrative	(2.6)	(1.5)	(1.1)
Equity compensation	(1.0)	(0.7)	(0.3)
Loss on JEMSE transaction	(4.7)	-	(4.7)
Share of loss of Caucharí-Olaroz project	(0.6)	-	(0.6)
Transaction costs	(0.1)	(0.1)	(0.0)
Foreign exchange gain	0.1	1.3	(1.2)
Finance costs	(2.8)	-	(2.8)
Finance and other income	1.2	-	1.2
Loss from discontinued operations	-	(0.3)	0.3
Tax expense	-	(0.4)	0.4
Net Loss	(19.3)	(6.0)	(13.3)

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

Higher net loss in Q2 2021 is primarily attributable to:

-	an increase in Thacker Pass exploration expenditures related to feasibility study preparation;
-	the loss on the JEMSE transaction;
-	an increase in general and administrative expenses;
-	increased finance costs (finance costs were capitalized in the comparative period and capitalization ceased upon closing the 2020 Caucharí Transaction in Q3 2020);
-	the share of loss on the Caucharí-Olaroz project (as the Company transitioned to equity accounting for the investment in the project upon closing the 2020 Caucharí Transaction); and
-	a lower foreign exchange gain.

Higher costs in Q2 2021 were partially offset by a higher finance income.

Expenses

Exploration expenditures for Q2 2021 of $8.8 million (2020 – $4.3 million) include expenditures incurred for the Thacker Pass project. The increase in the Company’s exploration expenditures is mostly due to higher feasibility study-related costs incurred during Q2 2020 and the timing of permitting and other expenditures on the project.

Equity compensation for Q2 2021 of $1.0 million (2020 - $0.7 million) is a non-cash expense and consists of the $0.3 million (2020 - $0.3 million) fair market value of RSUs, and $0.7 million (2020 - $0.4 million) fair value of PSUs vested during the period.

Included in General and Administrative expenses during Q2 2021 of $2.6 million (2020 - $1.5 million) are:

-	Office and administrative expenses of $0.6 million (2020 - $0.3 million), which increased as a result of higher insurance costs.
-

Professional fees of $0.7 million (2020 - $0.3 million) consisting mainly of legal fees of $0.2 million (2020 - $0.1 million), and consulting fees of $0.4 million (2020 - $0.2 million). The increase is due to the costs of professional consultants related to corporate strategy and other items.

-	Salaries and benefits of $0.7 million (2020 - $0.8 million) which were consistent with the prior period.

Other Items

During Q2 2021, the Company recognized a foreign exchange gain of $0.1 million (2020 – $1.3 million). The lower gain versus last year was a result of changing the functional currency for the parent entity from the Canadian dollar to the US dollar and the impact of a strengthening Canadian dollar relative to the US dollar on Canadian monetary balances. Finance and other income during the Q2 2021 was $1.2 million (2020 - $0.05 million) and includes mainly interest income on the Company’s loans to Exar Capital and cash and cash equivalents.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Six Months Ended June 30,
(in US$ million)	2021	2020
	$	$
Cash used in operating activities	(20.0)	(16.6)
Cash used in investing activities	(28.6)	(51.9)
Cash provided by financing activities	405.6	35.0
Effect of foreign exchange on cash	0.1	(0.4)
Change in cash and cash equivalents	357.1	(33.9)
Cash and cash equivalents - beginning of the period	148.1	83.6
Cash and cash equivalents - end of the period	505.2	49.7

As at June 30, 2021, the Company had cash and cash equivalents of $505.2 million and working capital of $499.4 million, compared to cash and cash equivalents of $49.7 million and working capital of $39.8 million (excluding assets held for sale of $4.0 million) as at June 30, 2020.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

In the first half of 2021, the Company drew $28.1 million from the $205 million senior credit facility to fund the Company’s share of Caucharí-Olaroz project construction expenses, with $81.2 million remaining undrawn as at June 30, 2021. In addition, as at June 30, 2021, $75.3 million remains undrawn under the Company’s $100 million unsecured, limited recourse, subordinated loan facility available for the Company’s general corporate purposes.

Liquidity Outlook

Lithium Americas’ share of outstanding construction costs for Caucharí-Olaroz is expected to be fully-funded with the $156.5 million in available credit and loan facilities as at June 30, 2021. The Company has flexibility to use its own funds for its share of outstanding construction costs for Caucharí-Olaroz, subject to the use of proceeds restrictions of the recent equity offerings.

Thacker Pass project permitting and feasibility study costs are expected to be funded from available cash on hand. The Company continues to evaluate partnership and financing opportunities for Thacker Pass to advance and de-risk the project. Proceeds from closing the 2020 Caucharí Transaction, the at-the-market equity program (“ATM Program”) and the Underwritten Public Offering (as defined below) are expected to provide the Company with sufficient financial resources to fund Thacker Pass expenditures and general and administrative expenditures until financing of Thacker Pass is complete or at least for the next eighteen to twenty-four months.

The timing and the amount of Lithium Nevada expenditures are within the control of the Company due to its direct and sole ownership. Pursuant to the agreements governing the Caucharí-Olaroz project, decisions regarding capital budgets for the project require agreement between Lithium Americas and its partner, Ganfeng.

The Company continues to develop its projects and does not generate revenues from operations. The Company’s capital resources are determined by the status of the Company’s projects, and its ability to compete for investor support of its projects. The Company’s access to future financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the six months ended June 30, 2021, was $20.0 million compared to $16.6 million during the six months ended June 30, 2020. The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Investing activities used net cash of $28.6 million during the six months ended June 30, 2021, compared to $51.9 million during the six months ended June 30, 2020. During the six months ended June 30, 2021, payments for property, plant and equipment were $0.1 million (2020 – $51.9 million); payments in the comparative period included the Company’s 50% share of the capital expenditures on the Caucharí-Olaroz project before closing the 2020 Caucharí Transaction. During the six months ended June 30, 2021, the Company provided $30.9 million in loans to Exar Capital, contributed $1.4 million to its investment in the Caucharí-Olaroz project and received $4.0 million net proceeds from disposal of assets held for sale.

Financing Activities

ATM Program and Underwritten Public Offering

ATM Program

As of June 30, 2021, the Company used approximately $11.0 million of $96.8 million net proceeds from the ATM Program for general corporate and working capital purposes.

12

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

Underwritten Public Offering

On January 22, 2021, the Company closed the underwritten public offering of shares of its common stock (the “Common Shares”) (the “Underwritten Public Offering”) and issued 18.2 million Common Shares, including 2.3 million Common Shares following the exercise by the underwriters of their over-allotment option. The Common Shares were issued at a price of $22.00 each, for gross proceeds to the Company of approximately $400 million. Total net proceeds of the offering, after deducting underwriters’ fees and other expenses, were approximately $377 million.

As of June 30, 2021, the Company used approximately $11.0 million of the net proceeds from the Underwritten Public Offering as follows:

Principal Purpose(1)	Estimated Amount to be Expended	Approximate Amount Expended
(USD million)	Per Prospectus Supplement dated January 20, 2021	As at June 30, 2021
Pre-construction and Engineering costs on Thacker Pass Project	23.2	11.0
Development Costs on Thacker Pass Project(2)	272.1	-
Interest Expense on Senior Credit Facility	20.0	-
General corporate and working capital purposes(3)	61.7	-
Total	377.0	11.0

Notes:

(1)

Expenditures are based on budgeted and forecasted costs over the course of 2021 and 2022, with the exception of the development costs at Thacker Pass, which may involve expenditures over a longer term depending on the development timetable established by the Company.

(2)

A decision to incur expenditures on development of the Thacker Pass project are subject to several factors, including results of the upcoming feasibility study, the extent and terms of third-party financing that the Company secures for development costs and the Company having made a development decision on the project. The Company may, in its discretion, alternately elect to allocate some or all of these proceeds to repayment of amounts owing under the senior credit facility or to general corporate purposes.

(3)	Funds included in general corporate and working capital purposes may be allocated to corporate expenses, business development and other business opportunities.

Although the Company intends to expend the net proceeds from the Underwritten Public Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Underwritten Public Offering.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in the offering prospectus supplement and the accompanying prospectus (available under the Company profile on www.sedar.com and www.edgar.com) and set out in the documents incorporated by reference therein.

Senior Credit Facility

During the six months ended June 30, 2021, the Company received $28.1 million (2020 – $34.2 million) from its drawdowns under the $205 million senior credit facility with $81.2 million undrawn as at June 30, 2021. Subsequent

13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

to quarter end, the Company drew an additional $7.4 million under this facility to fund development expenditures at Caucharí-Olaroz.

Limited Recourse Loan Facility

As at June 30, 2021, the Company had $75.3 million undrawn and available from the $100 million unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”) provided by Ganfeng, repayable from 50% of Minera Exar’s cash flows and bearing an interest rate of 6-month LIBOR plus 5.5% (subject to an aggregate maximum per annum rate of 10%).

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares issued and outstanding	119,924,317
Restricted Share Units (RSUs)	2,436,387
Deferred Share Units (DSUs)	236,089
Stock Options	1,711,875
Performance Share Units (PSUs)	1,161,214

Each of the classes of convertible securities is convertible to Common Shares on a one-for-one basis, except for PSUs. The number of shares issuable upon vesting of PSUs depends on the performance of the Company’s shares compared to a prescribed peer group of companies and can vary from zero to up to two times the number of PSUs granted.

RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Americas:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project (refer to Note 5 of the Company’s Q2 2021 unaudited condensed consolidated interim financial statements filed on SEDAR).

-	Expenditures under the construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L., were $3.9 million during the six months ended June 30, 2021 (on a 100% basis).

During the six months ended June 30, 2021, Minera Exar paid director’s fees to its President, who is also a director of the Company, of $37 thousand (2020 - $37 thousand) (on a 100% basis). During the six months ended June 30, 2021, the Company paid $0.7 million, of which $0.3 million was paid in cash and $0.4 million in RSUs, to a former director and its former President, South American Operations pursuant to an employment agreement that has since been replaced with a 12-month advisory consulting agreement with a monthly fee of $14 thousand and agreed that no director fees will be paid for the duration of this agreement.

The amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and have no specific terms of payment.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 5, 7 and 15 of the Company’s first half 2021 financial statements filed on SEDAR.

14

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

Compensation of Key Management

Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows (in USD million):

(USD million)	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	$	$
Equity compensation	1.3	2.5
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	0.8	1.5
Salaries, bonuses and benefits included in exploration expenditures	0.2	0.3
Salaries and benefits capitalized to Investment in Caucharí-Olaroz project	0.5	0.7
	2.8	5.0

Amounts due to directors and the executive management team as at June 30, 2021 consist of $0.1 million due to the independent directors for Q2 2021 directors’ fees.

(USD million)	June 30, 2021	December 31, 2020
	$	$
Total due to directors and executive team	0.1	1.7

CONTRACTUAL OBLIGATIONS

As at June 30, 2021, the Company had the following contractual obligations (undiscounted, in USD million):

(USD million)	2021	2022	2023	2024 and later	Total
	$	$	$	$	$
Credit and loan facilities¹	4.5	10.5	11.1	170.6	196.7
Accounts payable and accrued liabilities	5.2	-	-	-	5.2
Obligations under office leases¹	0.2	0.4	0.3	0.4	1.3
Other obligations¹	-	-	-	5.3	5.3
Total	9.9	10.9	11.4	176.3	208.5

¹ Credit and loan facilities, Obligations under office leases and Other obligations include principal and interest/finance charges.

2 Amounts added together may not equal to the total reported for the period due to rounding

The Company’s commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 5 of the Company’s first half 2021 financial statements and Notes 5 and 7 of the Company’s 2020 annual financial statements (filed on SEDAR), most of which will be incurred in future if the Company continues to hold the subject property, continues construction or starts production.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost. All financial instruments are initially measured in the statement of financial position at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

15

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company and its subsidiaries, including its investee Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 14 “Financial instruments” of the Company’s first half 2021 financial statements available on SEDAR.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to its exploration and evaluation assets are disclosed in Notes 5 and 7 of the Company’s first half 2021 financial statements.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning that arose to date as a result of exploration activities is $0.3 million for Thacker Pass, as at June 30, 2021. The Company’s $1.4 million reclamation bond payable to the BLM was guaranteed by a third-party insurance company. The bond guarantee is renewed annually and was previously secured by the Company’s $0.15 million restricted cash which was released in Q1 2021.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Please refer to the Company’s annual MD&A for the year ended December 31, 2020, for Critical Accounting Estimates and Judgements disclosure and Accounting Policies disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the six months ended June 30, 2021, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2020, other than as described below.

COVID-19 Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. Many countries, including Canada, the United States and Argentina, where the Company operates, announced mandatory emergency measures and restrictions on businesses and individuals to mitigate the spread of the virus. The outbreak and the related mitigation measures have had and will continue to have an adverse impact on global economic conditions as well as on the Company’s activities. The effects of the pandemic will ultimately depend on many factors that are out of the Company’s control, including but not limited to, the severity, extent and duration of the pandemic or any resurgences in the future, the availability of approved vaccines and the timing for completion of vaccine distribution programs around the globe.

During the six months ended June 30, 2021, construction activities at Caucharí-Olaroz advanced while strictly complying with COVID-19 protocols, as developed by Minera Exar and approved by authorities in Jujuy province where the project is located. Construction costs related to Caucharí-Olaroz continue to be capitalized in accordance with the Company’s policy, including costs arising from construction of the project during the pandemic such as testing and quarantining of employees, rental of additional camp facilities in order to comply with social distancing requirements, and other additional contractors’ costs as a result of COVID-19 restrictions.

16

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

Functional Currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2021, the functional currency of Lithium Americas changed from the Canadian dollar to the US dollar as a result of the significant US proceeds from equity offerings and increasing amounts of expenditures denominated in US dollars.  The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Long-Term Receivable from JEMSE

In Q2 2021, JEMSE completed the exercise of its ownership right to an 8.5% interest in Minera Exar and will reimburse its $23.5 million pro rata (8.5%) share of the equity financing for the construction of the Caucharí-Olaroz project to the Company and Ganfeng through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods. As a result of JEMSE exercising its right, the Company recognized a reduction in its ownership interest in Minera Exar in exchange for a long-term receivable from JEMSE with an estimated fair value of $5.8 million. The fair value of the long-term receivable from JEMSE was calculated by discounting the Company’s $10.5 million share of JEMSE’s future payments, assuming payments start after five years and a 10% discount rate. Estimation of timing for payment is based on the status of construction and expected cash flows of Minera Exar.

SUBSEQUENT EVENT

On July 12, 2021, the Company announced that it has entered into an agreement to acquire 42,857,143 subscription receipts of Arena Minerals (TSX-V: AN) in a private placement at CDN$0.14 per subscription receipt for total consideration of CDN$6.0 million (US$4.8 million). Pursuant to the agreement, Lithium Americas has the right (i) to participate in future Arena Minerals financings to maintain its pro rata ownership interest in Arena Minerals; and (ii) to appoint a nominee to the Arena Minerals board of directors. These rights are conditioned on Lithium Americas maintaining an ownership interest in Arena Minerals of 7.5% and 10.0% of Arena Minerals’ share capital, respectively.

On July 26, 2021, each subscription receipt was exchanged for one common share of Arena Minerals, and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share of Arena Minerals at CDN$0.25 for a period of 24 months from the date of issuance. On closing, the Company is expected to own approximately 12.9% (14.6% on a fully diluted basis) of the issued and outstanding shares of Arena Minerals.

RISKS AND UNCERTAINTIES

For risks and uncertainties faced by the Company, please refer to the following disclosure documents filed on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.edgar.com: annual MD&A for the year ended December 31, 2020 in the section entitled “Risks and Uncertainties”, as well as the Annual Information Form for the year ended December 31, 2020 in the section entitled “Risk Factors”.

CHANGES IN DIRECTORS AND MANAGEMENT

On June 10, 2021, following the Company’s Annual General Meeting of Shareholders, Kelvin Dushnisky and Jinhee Magie joined the Company’s Board of Directors while Gabriel Rubacha did not stand for re-election and ceased to be a director of the Company.

The Company’s Board now consist of nine diverse members, of which six are independent and two are women.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Detailed scientific and technical information on the Caucharí-Olaroz project can be found in the NI 43-101 technical report titled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina” that was filed on SEDAR. The technical report has an

17

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

effective date of September 30, 2020, and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, CEng, PrEng., each of whom is a “Qualified Person” for the purposes of NI 43-101.

Detailed scientific and technical information on the Thacker Pass project can be found in the NI 43-101 technical report dated August 1, 2018, entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass project, Humboldt County, Nevada, USA” that was filed on SEDAR. The Thacker Pass technical report has an effective date of August 1, 2018, and was prepared by Reza Ehsani, P.Eng., Louis Fourie, P.Geo., Andrew Hutson, FAusIMM, BE (Mining), Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., each of whom is a “Qualified Person” for the purposes of NI 43-101.

Copies of both reports are available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a “Qualified Person” for purposes of NI 43-101 by virtue of his experience, education and professional association.  Dr. LeBlanc is the Chief Technical Officer of the Company.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

CHANGES TO INTERNAL CONTROLS OVER FINANCIAL REPORTING

National Instrument 52-109 requires public companies in Canada to disclose in their MD&A any change in internal controls over financial reporting (“ICFR”) during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR.

Many of our corporate office staff and site administrative staff continued to work remotely in the second quarter of 2021. We continue to retain documentation in electronic form as a result of remote work, consistent with our practices in 2020. There have been no significant changes in our internal controls during the quarter ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, ICFR.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Until June 30, 2021, as a U.S. listed public company with less than $1.07 billion in gross revenue, the Company qualified as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act, or the JOBS Act. As an EGC, the Company was exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting, as defined in Rules 13a‐15(f) and 15d-15(e) under the U.S. Exchange Act.

The status of an EGC is retained until the earliest of (a) the last day of the fiscal year in which a company has annual gross revenues of $1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the company’s common stock pursuant to an effective registration statement under the

18

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

Securities Act of 1933; (c) the date on which the company has, during the previous three-year period, issued more than $1 billion in nonconvertible debt; or (d) the date on which the company is deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act.

As a result of the increase in the Company’s market capitalization, as of June 30, 2021, Lithium Americas was deemed to become a “large accelerated filer” and the Company engaged its registered public accounting firm to provide an attestation report relating to management’s assessment of ICFR for the year ended December 31, 2021, as defined in Rules 13a‐15(f) and 15d-15(e) under the U.S. Exchange Act.

ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  Management is responsible for the design of the Company’s ICFR.

The Company’s ICFR include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Due to their inherent limitations, ICFR can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the impacts of COVID-19 on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits, construction by Minera Exar, in which the Company has a co-ownership interest with Ganfeng, at the Caucharí-Olaroz project, and on budgets and costs and further guidance in this regard, and on third parties providing services to the Company in respect of the Thacker Pass project or to Minera Exar with respect to the Caucharí-Olaroz Project; successful development of the Caucharí-Olaroz and Thacker Pass projects, including timing, progress, construction, milestones, anticipated production, and results thereof; expectations and anticipated impact of the COVID-19 outbreak, including with regard to the health and safety of the Company’s and Minera Exar’s workforce, COVID-19 protocols and their efficacy, and impacts on timelines and budgets; statements regarding anticipated decision making with respect to Minera Exar or the Thacker Pass project; capital expenditures and programs; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the realization of mineral resources and mineral reserves estimates, including whether mineral resources will ever be developed into mineral reserves and information and underlying assumptions related thereto; the timing, cost, quantity, capacity, quality and product type of future production at the Thacker Pass and Caucharí-Olaroz projects; expected outcome and timing of environmental surveys, permit applications and regulatory authorizations, and other environmental matters; the expected outcome

19

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

of community engagement activities with local communities for the Thacker Pass Project; the timing, outcome and expected impact of litigation concerning the Thacker Pass project; the Company’s funding requirements and ability to raise capital; budget estimates and expected expenditures to be made by the Company on its properties;  the expected use of proceeds raised from prior financings; results of the Company’s engineering, design and permitting program at the Thacker Pass project, and that the Company meets deadlines and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; timing, results and completion of a feasibility study for the Thacker Pass project; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz project, and expenditures for permitting and Thacker Pass feasibility study activities at the Thacker Pass project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentinian peso, whether the Argentinian government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; the Company’s anticipated ownership interest in holdings of shares, warrants and other securities issued by third parties; and the potential for partnership and financing scenarios for the Thacker Pass project.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	current technological trends;
•	successful operations under the co-ownership structure, and maintaining a cordial business relationship between the Company and Ganfeng for the Caucharí-Olaroz project;
•	ability of the Company to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project, and the respective impacts of the projects when production commences;
•	the Company’s ability to operate in a safe and effective manner;
•

uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina, and the expected outcome of any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass project;

•	pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•	the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry;
•	commodity prices generally, currency exchange rates, interest rates, and general economic conditions;
•	a stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•

stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;

•	the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•	gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•	estimates of and unpredictable changes to the market prices for lithium products;
•	exploration, development and construction costs for the Caucharí-Olaroz project and the Thacker Pass project, including the impact of COVID-19 on such costs;
•	estimates of mineral resources and mineral reserves at the Company’s properties, including whether resources will ever be developed into reserves;
•	reliability of technical data;

20

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

•	anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing;
•

timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at its projects, and the timely resolution of any litigation concerning the Company’s projects;

•	the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•	that the benefits of prior and future transactions with partners and lenders will be achieved;
•	the impact of COVID-19 on the Company’s business;
•	approval of pending patents;
•	accuracy of current development budget and construction estimates; and
•	preparation of a development plan for lithium production and a feasibility study for the Thacker Pass project.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this MD&A, including but not limited to, the factors referred to under the heading “Risks and Uncertainties” in this MD&A. Such risks also include, but are not limited to the following: the impacts of COVID-19 on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits, construction by Minera Exar, in which the Company has a co-ownership interest with Ganfeng and JEMSE, at the Caucharí-Olaroz project, and on third parties providing services to the Company in respect of the Thacker Pass project or to Minera Exar with respect to the Caucharí-Olaroz project; the Company’s mineral properties may not be developed as planned and uncertainty of whether production will commence at the Company’s mineral exploration properties or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Company's mineral properties, and properties in which the company has an interest; risks associated with co-ownership arrangements; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; changes in public perception concerning mining projects generally; mining industry competition; market risk; volatility in global financial condition; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; and whether Mineral Resources will ever be converted into Mineral Reserves; whether the Company is able to successfully monetize any increase in off-take from any increased development plan, and the expected benefits from prior and future transactions and borrowings;  the addition of further debt on the Company’s balance sheet; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; the outcome of any litigation concerning the Company’s mineral properties; lack of unitization and reservoir management rules; surface access risk; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company and/or its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands, skilled personnel, equipment and inputs; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest;

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(expressed in US dollars, unless stated otherwise)

Common Share price volatility; and cybersecurity risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by these cautionary statements. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement.  Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent AIF, which are available on SEDAR at www.sedar.com.

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